SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

FORTUNET, INC.

(Name of the Issuer)

FortuNet, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

760981100

(CUSIP Number of Class of Securities)

Harlan Goodson

Member, Special Committee of the Board of Directors

FortuNet, Inc.

2950 South Highland Drive, Suite C

Las Vegas, Nevada 89109

(702) 796-9090

With copies to:

Timothy J. Harris

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 813-5600

Fax: (650) 494-0792

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$6,271,900	$447

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all 2,787,511 shares of common stock that are proposed to be acquired in the tender offer at a purchase price of $2.25 per share.
**	The filing fee was determined by multiplying the transaction valuation by the filing fee of $71.30 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 17, 2009.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $447

Form or Registration No.: Schedule 13E-3/Schedule TO (Reg. No. 005-81662)

Filing Parties: The Yuri Itkis Gaming Trust of 1993, YI Acquisition Corp. and Yuri Itkis

Date Filed: January 15, 2010

Introduction

This Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) relates to the offer by The Yuri Itkis Gaming Trust of 1993 (the “Gaming Trust”), through its wholly owned subsidiary, YI Acquisition Corp., a Nevada corporation (“YI Acquisition”) (the Gaming Trust and YI Acquisition are collectively referred to herein as the “Trust”) as set forth in the Tender Offer Statement on Schedule TO, dated January 15, 2010 (Reg. No. 005-81662) (the “Schedule TO”), to purchase all the outstanding shares of common stock, par value $0.001 (the “Common Stock”) of FortuNet, Inc., a Nevada corporation (“FortuNet” or the “Company”), other than shares held by the Trust, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 2010 (the “Offer to Purchase”) which was filed as Exhibit (a)(1)(A) to the Schedule TO and a copy of which is filed herewith as
Exhibit (a)(1)(A), and in the related Letter of Transmittal, which was filed as Exhibit (a)(1)(B) to the Schedule TO and a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitute the “Offer”). The Schedule TO was filed by the Trust with the Securities and Exchange Commission (the “SEC”) on January 15, 2010.

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on January 27, 2010 (the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules thereto, is expressly incorporated by reference in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption “Summary” (pages 1–5 thereof) is incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a) The filing person is the subject company. The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information—(a) Name and Address” is incorporated herein by reference.

(b) The information set forth in the Schedule 14D-9 under the caption “Item 1. Subject Company Information—(b) Securities” is incorporated herein by reference.

(c)–(d) The information set forth in the Offer to Purchase under the caption “The Offer—Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.

(e) None.

(f) None.

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003

(a)–(c) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 1. Subject Company Information.”

“Item 2. Identity and Background of Filing Person.”

“ANNEX A—Business and Background of the Company’s Directors and Executive Officers

The information set forth in the Offer to Purchase under the caption “The Offer—Section 8. Certain Information Concerning the Trust, YI Acquisition and Yuri Itkis” is incorporated herein by reference.

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)(1) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary”

“Introduction”

“The Offer—Section 1. Terms of the Offer”

“The Offer—Section 2. Acceptance for Payment and Payment for Shares”

“The Offer—Section 3. Procedure for Accepting the Offer and Tendering Shares”

“The Offer—Section 4. Withdrawal Rights”

“The Offer—Section 5. Material U.S. Federal Income Tax Consequences”

“The Offer—Section 9. Merger and Rights of Dissent; ‘Going Private’ Rules”

“The Offer—Section 11. Conditions of the Offer”

“The Offer—Section 12. Effect of FortuNet Dividends and Other Distributions”

“The Offer—Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations”

“The Offer—Section 14. Certain Legal Matters; Gaming Regulatory Matters”

“The Offer—Section 16. Miscellaneous”

Exhibit A: Section 92A.300–92A.500 of the Nevada Revised Statutes

(a)(2) Not applicable.

(c) None.

(d) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Offer—Section 9. Merger and Rights of Dissent; ‘Going Private’ Rules”

“Exhibit A—Section 92A.300–92A.500 of the Nevada Revised Statutes”

The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 8. Additional Information—Dissenter’s Rights”

“Annex C—CHAPTERS 92.380 TO 92.500 OF THE NEVADA REVISED STATUTES”

(e) The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 8. Additional Information—Provision for Unaffiliated Stockholders”

(f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

“Item 6. Interest in the Securities of the Subject Company.”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Special factors—Section 5. Related-Party Transactions”

(b) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Background of the Offer”

“Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee—Other Factors—Liquidation Valuation; Net Book Value; Other Factors Not Considered”

“Item 6. Interest in the Securities of the Subject Company.”

“Item 7. Purposes of the Transaction and Plans or Proposals.”

(c) and (e) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

“Item 4. The Solicitation or Recommendation—Background of the Offer”

“Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee—Other Factors—Liquidation Valuation; Net Book Value; Other Factors Not Considered”

“Item 6. Interest in the Securities of the Subject Company.”

“Item 7. Purposes of the Transaction and Plans or Proposals.”

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Section 1. Background”

“Special Factors—Section 4. Transactions and Arrangements Concerning the Shares”

“Special Factors—Section 5. Related-Party Transactions”

Item 6.	Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary”

“Introduction”

“Special Factors—Section 2. Purpose of the Offer; The Trust’s Plans for FortuNet After the Offer and the Merger”

“Special Factors—Section 4. Transactions and Arrangements Concerning the Shares”

“Special Factors—Section 7. Effects of the Offer and the Merger”

“The Offer—Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations”

(c)(1)–(8) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary”

“Introduction”

“Special Factors—Section 1. Background”

“Special Factors—Section 2. Purpose of the Offer; The Trust’s Plans for FortuNet After the Offer and the Merger”

“Special Factors—Section 3. The Position of The Trust Regarding the Fairness of the Offer and the Merger”

“Special Factors—Section 4. Transactions and Arrangements Concerning the Shares”

“Special Factors—Section 5. Related Party Transactions”

“Special Factors—Section 6. Possible Actions by the Trust with Regard to FortuNet if the Offer is Not Completed”

“Special Factors—Section 7. Effects of the Offer and the Merger”

“The Offer—Section 1. Terms of the Offer”

“The Offer—Section 2. Acceptance for Payment and Payment for Shares”

“The Offer—Section 3. Procedure for Accepting the Offer and Tendering Shares”

“The Offer—Section 4. Withdrawal Rights”

“The Offer—Section 5. Material U.S. Federal Income Tax Consequences”

“The Offer—Section 6. Price Range of Shares; Dividends”

“The Offer—Section 8. Certain Information Concerning the Trust, YI Acquisition and Yuri Itkis.”

“The Offer—Section 9. Merger and Rights of Dissent; ‘Going Private’ Rules”

“The Offer—Section 10. Effects of the Offer and the Merger”

“The Offer—Section 11. Conditions of the Offer”

“The Offer—Section 12. Effect of FortuNet Dividends and Other Distributions”

“The Offer—Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations”

“The Offer—Section 14. Certain Legal Matters; Gaming Regulatory Matters”

“The Offer—Section 15. Fees and Expenses”

“Special Factors—Section 16. Miscellaneous”

“Exhibit A: Section 92A.300–92A.500 of the Nevada Revised Statutes”

The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons in the Offer.”

“Item 4. The Solicitation or Recommendation—(c) Intent to Tender.”

“Item 6. Interest in the Securities of the Subject Company.”

“Item 7. Purposes of the Transaction and Plans or Proposals.”

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)–(d) The information in the Offer to Purchase under the following captions are incorporated herein by reference:

“Summary”

“Special Factors—Section 2. Purpose of the Offer; The Trust’s Plans for FortuNet After the Offer and the Merger”

“Special Factors—Section 7. Effects of the Offer and the Merger”

“The Offer—Section 5. Material U.S. Federal Income Tax Consequences”

“The Offer—Section 9. Merger and Rights of Dissent; ‘Going Private’ Rules”

“The Offer—Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations”

“Exhibit A—Section 92A.300–92A.500 of the Nevada Revised Statutes”

The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee”

“Item 4. The Solicitation or Recommendation—Financial Projections”

“Item 5. Persons/Assets Retained, Employed, Compensated or Used—Expenses”

“Item 7. Purposes of the Transaction and Plans or Proposals.”

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a)–(b) The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation.”

(c) The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 2. Identity and Background of the Filing Person—(d) Tender Offer.”

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Offer—Section 11. Conditions of the Offer”

(d) The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Reasons for Recommendation by the Special Committee—Procedural Fairness”

(e) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 2. Identity and Background of the Filing Person—(c) Special Committee.”

“Item 4. The Solicitation or Recommendation–(a) Recommendation”

(f) The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee—Other Factors—Liquidation Valuation; Net Book Value; Other Factors Not Considered”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a)–(b) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—Background of the Offer”

“Item 4. The Solicitation or Recommendation—Opinion of Duff & Phelps”

“Item 5. Persons/Assets Retained, Employed, Compensated or Used.”

“ANNEX B—Opinion of Duff & Phelps, LLC”

(c) The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 8. Additional Information—Availability of Documents”

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)–(b) The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Offer—Section 10. Source and Amount of Funds”

(c) The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Offer—Section 15. Fees and Expenses”

The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 5. Persons/Assets Retained, Employed, Compensated or Used—Expenses”

(d) The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Offer—Section 10. Source and Amount of Funds”

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)–(b) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons in the Offer.”

“Item 6. Interest in the Securities of the Subject Company.”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—(c) Intent to Tender.”

“Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee”

(e) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 4. The Solicitation or Recommendation—(a) Recommendation.”

“Item 4. The Solicitation or Recommendation—(b) Reasons.”

Item 13.	Financial Statements

Regulation M-A Item 1010

(a)(1) The audited consolidated financial statements of FortuNet as of and for the fiscal years ended December 31, 2008 and December 31, 2007, and the notes thereto, are incorporated herein by reference to Item 8 of FortuNet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by FortuNet on March 12, 2009.

(a)(2) The unaudited consolidated financial statements of FortuNet for the three months ended September 30, 2009, and the notes thereto, are incorporated herein by reference to Item 1 of FortuNet’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed by FortuNet on November 12, 2009.

(a)(3)–(4) The information in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Offer—Section 7. Certain Information Concerning FortuNet”

(b) Not material.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) The information set forth in the Schedule 14D-9 under the following captions is incorporated herein by reference:

“Item 5. Persons/Assets Retained, Employed, Compensated or Used—Expenses”

“Item 4. The Solicitation or Recommendation—Opinion of Duff & Phelps”

      The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Offer—Section 15. Fees and Expenses”

(b) The information set forth in the Schedule 14D-9 under the following caption is incorporated herein by reference:

“Item 5. Persons/Assets Retained, Employed, Compensated or Used—Expenses”

      The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“The Offer—Section 15. Fees and Expenses”

Item 15.	Additional Information

Regulation M-A Item 1011

(b) The information in the Schedule 14D-9 under “Item 8. Additional Information.” and the Offer to Purchase under “The Offer—Item 16. Miscellaneous” is incorporated herein by reference and is supplemented by the information specifically provided herein.

Item 16.	Exhibits

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 15, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on January 15, 2010).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed on January 15, 2010).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed on January 15, 2010).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed on January 15, 2010).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed on January 15, 2010).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed on January 15, 2010).

(a)(1)(G)	Summary advertisement published in The New York Times (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed on January 15, 2010).

(a)(1)(H)	Press release, dated November 23, 2009, issued by the Trust (incorporated by reference to the Schedule TO-C filed by the Trust on November 23, 2009).

(a)(1)(I)	Press release, dated January 15, 2010, issued by the Trust (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO filed on January 15, 2010).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by FortuNet on November 24, 2009).

(a)(2)(B)	Press release, dated November 23, 2009, issued by FortuNet (incorporated by reference to the Schedule 14D-9 filed by FortuNet on November 24, 2009).

(a)(2)(C)	Press release, dated January 27, 2010, issued by FortuNet (incorporated by reference to Exhibit (a)(2)(C) to the Schedule 14D-9).

(a)(5)(A)	Complaint of Asher Jungreis and Constantine Giviskes, individually and on behalf of all others similarly situated, against Yuri Itkis, the Yuri Itkis Gaming Trust of 1993 and FortuNet, Inc., Case No. A-09-605118B, filed in the Eighth Judicial District Court in Clark County in the State of Nevada on December 7, 2009 and stipulation to Dismiss Defendant FortuNet, Inc. filed on December 30, 2009 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed on January 15, 2010).

(b)	None.

(c)(1)(A)	Written presentation of Duff & Phelps, LLC.

(c)(1)(B)	Opinion of Duff & Phelps, LLC (incorporated by reference to Annex B of the Schedule 14D-9).

(d)(1)	Exempt Employment Agreement between the Company and Jack B. Coronel dated September 9, 2002 (incorporated by reference to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on September 16, 2005).

(d)(2)	Amendment No. 1 to Exempt Employment Agreement between FortuNet, Inc. and Jack B. Coronel, dated as of September 9, 2002 (incorporated by reference to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on September 16, 2005).

(d)(3)	Amendment No. 2 to Exempt Employment Agreement between FortuNet, Inc. and Jack B. Coronel, dated as of July 6, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 1, 2006 and filed with the SEC on July 7, 2006).

(d)(4)	Amendment No. 3 to Exempt Employment Agreement between FortuNet, Inc. and Jack B. Coronel, dated as of April 1, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2007).

(d)(5)	Exempt Employment Agreement between the Company and William R. Jacques dated January 12, 2009 (incorporated by reference to Exhibit (d)(5) of the Schedule 14D-9).

(d)(6)

Letter from FortuNet, Inc. to Merle Berman dated January 20, 2006 regarding director compensation (incorporated by reference to Exhibit 10.11 to Amendment No. 5 to the Company’s Registration Statement filed on Form S-1

(File No. 333-128391) filed with the SEC on January 24, 2006).

(d)(7)

Letter from FortuNet, Inc. to Harlan W. Goodson dated January 20, 2006 regarding director compensation (incorporated by reference to Exhibit 10.13 to Amendment No. 5 to the Company’s Registration Statement filed on Form S-1

(File No. 333-128391) filed with the SEC on January 24, 2006).

(d)(8)	Amended and Restated Articles of Incorporation of FortuNet, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on October 27, 2005).

(d)(9)	Amended and Restated Bylaws of FortuNet, Inc. (incorporated by reference to Amendment No. 3 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on November 21, 2005).

(d)(10)	FortuNet, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 3.2 of Amendment No. 1 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on October 27, 2005).

(d)(11)	Form of Stock Grant - FortuNet, Inc. 2005 Stock Incentive Plan for Independent Directors (incorporated by reference to Exhibit 10.10 to Amendment No. 5 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on January 24, 2006).

(f)(1)	Nevada Revised Statutes 92A.300—500 (incorporated by reference to Exhibit A to the Offer to Purchase).

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2010

FortuNet, Inc.

By:	/S/ HARLAN GOODSON
Name:	Harlan Goodson
Title:	Member, Special Committee of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 15, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on January 15, 2010).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed on January 15, 2010).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed on January 15, 2010).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed on January 15, 2010).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed on January 15, 2010).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed on January 15, 2010).

(a)(1)(G)	Summary advertisement published in The New York Times (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed on January 15, 2010).

(a)(1)(H)	Press release, dated November 23, 2009, issued by the Trust (incorporated by reference to the Schedule TO-C filed by the Trust on November 23, 2009).

(a)(1)(I)	Press release, dated January 15, 2010, issued by the Trust (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO filed on January 15, 2010).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by FortuNet on November 24, 2009).

(a)(2)(B)	Press release, dated November 23, 2009, issued by FortuNet (incorporated by reference to the Schedule 14D-9 filed by FortuNet on November 24, 2009).

(a)(2)(C)	Press release, dated January 27, 2010, issued by FortuNet (incorporated by reference to Exhibit (a)(2)(C) to the Schedule 14D-9).

(a)(5)(A)	Complaint of Asher Jungreis and Constantine Giviskes, individually and on behalf of all others similarly situated, against Yuri Itkis, the Yuri Itkis Gaming Trust of 1993 and FortuNet, Inc., Case No. A-09-605118B, filed in the Eighth Judicial District Court in Clark County in the State of Nevada on December 7, 2009 and stipulation to Dismiss Defendant FortuNet, Inc. filed on December 30, 2009 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed on January 15, 2010).

(b)	None.

(c)(1)(A)	Written presentation of Duff & Phelps, LLC.

(c)(1)(B)	Opinion of Duff & Phelps, LLC (incorporated by reference to Annex B of the Schedule 14D-9).

(d)(1)	Exempt Employment Agreement between the Company and Jack B. Coronel dated September 9, 2002 (incorporated by reference to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on September 16, 2005).

(d)(2)	Amendment No. 1 to Exempt Employment Agreement between FortuNet, Inc. and Jack B. Coronel, dated as of September 9, 2002 (incorporated by reference to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on September 16, 2005).

(d)(3)	Amendment No. 2 to Exempt Employment Agreement between FortuNet, Inc. and Jack B. Coronel, dated as of July 6, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 1, 2006 and filed with the SEC on July 7, 2006).

(d)(4)	Amendment No. 3 to Exempt Employment Agreement between FortuNet, Inc. and Jack B. Coronel, dated as of April 1, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 1, 2007).

(d)(5)	Exempt Employment Agreement between the Company and William R. Jacques dated January 12, 2009 (incorporated by reference to Exhibit (d)(5) of the Schedule 14D-9).

(d)(6)

Letter from FortuNet, Inc. to Merle Berman dated January 20, 2006 regarding director compensation (incorporated by reference to Exhibit 10.11 to Amendment No. 5 to the Company’s Registration Statement filed on Form S-1

(File No. 333-128391) filed with the SEC on January 24, 2006).

(d)(7)

Letter from FortuNet, Inc. to Harlan W. Goodson dated January 20, 2006 regarding director compensation (incorporated by reference to Exhibit 10.13 to Amendment No. 5 to the Company’s Registration Statement filed on Form S-1

(File No. 333-128391) filed with the SEC on January 24, 2006).

(d)(8)	Amended and Restated Articles of Incorporation of FortuNet, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on October 27, 2005).

(d)(9)	Amended and Restated Bylaws of FortuNet, Inc. (incorporated by reference to Amendment No. 3 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on November 21, 2005).

(d)(10)	FortuNet, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 3.2 of Amendment No. 1 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on October 27, 2005).

(d)(11)	Form of Stock Grant - FortuNet, Inc. 2005 Stock Incentive Plan for Independent Directors (incorporated by reference to Exhibit 10.10 to Amendment No. 5 to the Company’s Registration Statement filed on Form S-1 (File No. 333-128391) filed with the SEC on January 24, 2006).

(f)(1)	Nevada Revised Statutes 92A.300–500 (incorporated by reference to Exhibit A to the Offer to Purchase).

(g)	None.